December 13, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jerard Gibson
H. Roger Schwall
Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Registration Statement on Form S-1
File No. 333-214265

Ladies and Gentlemen:

On behalf of Lonestar Resources US Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on December 15, 2016, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, David J. Miller, at Latham & Watkins LLP, at (713) 546-5400.

600 Bailey Avenue, Suite 200, Fort Worth, TX 76107 / 817.921-1889 Phone / 817.806.5112 Fax / www.lonestarresources.com

Very truly yours,

Lonestar Resources US Inc.

By:	/s/ Frank D. Bracken, III
Frank D. Bracken, III
Chief Executive Officer

Cc:	J. Michael Chambers
Latham & Watkins LLP

David J. Miller
Latham & Watkins LLP